                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
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                    Under the Securities Exchange Act of 1934




                               REALTY REFUND TRUST
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                                (Name of issuer)


                          SHARES OF BENEFICIAL INTEREST
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                         (Title of class of securities)


                                   756125 10 0
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                                 (CUSIP number)


   JAMES F. WIRTH, 1615 E. NORTHERN AVENUE, SUITE 105, PHOENIX, ARIZONA 85020
                                 (602) 944-1500
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                FEBRUARY 2, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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
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
CUSIP No.   756125 10 0                           13D                      Page    2    of   5   Pages
           -------------------                                                   ------    -----
------------------------------                                            ------------------------------------------------


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
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          JAMES F. WIRTH
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]
                                                                                                              (b) [ ]
          NOT APPLICABLE
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3         SEC USE ONLY


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4         SOURCE OF FUNDS

          AF, PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                              [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                            7        SOLE VOTING POWER
        NUMBER OF                                              NONE
         SHARES             ----------------------------------------------------------------------------------------------
      BENEFICIALLY          8        SHARED VOTING POWER
        OWNED BY                                               761,644
          EACH              ----------------------------------------------------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON WITH                                             NONE
                            ----------------------------------------------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                                               761,644
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          761,644
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          45.8%
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14        TYPE OF REPORTING PERSON

          IN
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



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                                  SCHEDULE 13D

Item 1.    Security and Issuer.

     (a)   Shares of Beneficial Interest (hereafter "Shares")
     (b)   Realty ReFund Trust (hereafter "RRF")
           925 Euclid Avenue
           Suite 1750
           Cleveland, Ohio 44115


Item 2.    Identity and Background.

     (a)   James F. Wirth
     (b)   1615 E. Northern Avenue, Suite 105, Phoenix, Arizona 85020
     (c)   Chairman, President and Chief Executive Officer of RRF
     (d)   No
     (e)   No
     (f)   United States of America


Item 3.    Source and Amount of Funds or Other Consideration.

      Mr. and Mrs. Wirth received 121,812 Shares on February 2, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth received 639,832 shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth.


Item 4.    Purpose of the transaction.

      Mr. Wirth acquired the Shares for investment purposes.


Item 5.    Interest in Securities of the Issuer.

      (a) Mr. Wirth beneficially owns 761,644 Shares, representing approximately 45.8% of the outstanding Shares. Mr. Wirth owns all of those Shares jointly with his wife, Gail J. Wirth.

      (b) Mr. Wirth has shared voting and dispositive power with respect to 761,644 Shares. Mr. Wirth shares voting and dispositive power with his wife, Gail J. Wirth. Mrs. Wirth is an officer and/or director of several privately-held companies controlled by her and Mr. Wirth. Mrs. Wirth's business address is 1615 E. Northern Avenue, Suite 105, Phoenix, Arizona 85020. Mrs. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Wirth is a citizen of the United States of America.

      (c) Mr. and Mrs. Wirth received 121,812 Shares on February 2, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth received 639,832 shares on February 2,
            1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth.

      (d)   Not Applicable.

      (e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable.


Item 7.     Material to Be Filed as Exhibits.

      None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1998

                                                /s/ James F. Wirth
                                                ------------------------------
                                                James F. Wirth